IMMEDIATE

5 November 1999

52/99

BHP SENIOR APPOINTMENT

The Broken Hill Proprietary Company Limited (BHP) today announced the appointment of John Fast as Vice President and Chief Legal Counsel for the Company. Mr Fast's role will have particular emphasis on commercial transactions and negotiations and he is expected to join the Company toward the end of 1999.

Mr Fast, a senior commercial partner at Arnold Bloch Leibler, has been a partner at that firm for more than 23 years. He has extensive experience in mergers and acquisitions, strategic planning, trusts and complex property structuring and has expertise in floats, public offerings, underwritings and public company reconstructions. He will be a member of both BHP's Policy Committee and Management Committee.

Richard St John will assume the role of Corporate General Counsel and Company Secretary, with particular emphasis on corporate governance issues. Mr St John, who is currently BHP General Counsel and is a member of BHP's Management Committee, will also take on the responsibilities of Company Secretary before the end of this year.

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Pierre Hirsch

BHP Investor Relations

San Francisco

Tel: + 1 415 774 2030